SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C.  20549



                        SCHEDULE 13D


          Under the Securites Exchange Act of 1934




NAME OF ISSUER:  Weis Markets, Inc.



TITLE OF CLASS OF SECURITIES:  Weis Markets, Inc. Common
                               Stock



CUSIP NUMBER:  948849-104


(Name, Address and Telephone Number of Person         Michael M. Apfelbaum, Esq.
Authorized to Receive Notices and Communications):    43 South Fifth Street
                                                      Sunbury, PA 17801
                                                      (717) 286-9421


(Date of Event which Requires Filing of this Statement):     June 16, 1995


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [    ].


Check the following box if a fee is being paid with this statement:  [ X ]



CUSIP NO.  948849-104

_____________________________________________________________________________

                                        THE ESTATE OF SIGFRIED WEIS, DECEASED

(1)  Names of Reporting Persons              JANET C. WEIS, EXECUTRIX
       SS or IRS Identification Nos.         SS####-##-####
       of Above Persons
                                             ELLEN WEIS GOLDSTEIN, EXECUTRIX
                                             SS####-##-####

                                             NANCY WEIS WENDER, EXECUTRIX
                                             SS####-##-####

                                             SUSAN WEIS MINDEL, EXECUTRIX
                                             SS####-##-####
_____________________________________________________________________________

(2)  Check the Appropriate Box           (a)___________X_____________________
       if a Member of a Group
       (See Instructions)
                                         (b)_________________________________

_____________________________________________________________________________

(3)  SEC Use Only

_____________________________________________________________________________

(4)  Source of Funds

     "Acquisition by estate on death of shareholder;
     no funds involved."

_____________________________________________________________________________

(5)  Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)           _________________

_____________________________________________________________________________

(6)  Citzenship or Place                United States Citizenship
       of Organization
_____________________________________________________________________________

Number of Shares         (7)  Sole Voting                -0-
Beneficially Owned              Power
Owned by Each           _____________________________________________________
Reporting Person
With                     (8)  Shared Voting          2,633,195
                                Power
                        _____________________________________________________

                         (9)  Sole Dispositive            -0-
                                 Power
                        _____________________________________________________

                        (10)  Shares Dispositive          -0-
                                 Power
_____________________________________________________________________________


(11)  Aggregate Amount Beneficially                   2,633,195
        Owned by Each Reporting Person

_____________________________________________________________________________

(12)  Check if the Aggregate Amount
         in Row (11) Excludes Certain                     N/A
         Shares (See Instructions)
_____________________________________________________________________________

(13)  Percent of Class Represented                       6.10%
         by Amount in Row (11)
_____________________________________________________________________________

(14)  Type of Reporting Person                            OO
         (See Instructions)

_____________________________________________________________________________



                                SCHEDULE 13D


Item 1.  Security and Issuer.

     "Common Stock, no par value
      Weis Markets, Inc.
      1000 S. Second Street
      Sunbury, PA  17801"


Item 2.  Identity and Background

     a.  The Estate of Sigfried Weis, Deceased
         Janet C. Weis, Executrix
         Ellen Weis Goldstein, Executrix
         Nancy W. Wender, Executrix
         Susan Weis Mindel


     b.  The Estate of Sigfried Weis, Deceased
         R.R. #1
         Hard Scrabble Lane
         Lewisburg, PA  17837

         Janet C. Weis, Executrix
         R.R. #1
         Hard Scrabble Lane
         Lewisburg, PA  17837

         Ellen Weis Goldstein, Executrix
         5070 Lowell Street, NW
         Washington, DC  20016

         Nancy W. Wender, Executrix
         291 Church Street
         New York, NY  10013

         Susan Weis Mindel, Executrix
         185 East 64th Street
         New York, NY  10021-6653


     c.  Janet C. Weis - Housewife
         Ellen Weis Goldstein - Student
         Nancy W. Wender -  Student
         Susan Weis Mindel - Consultant


     d.  "No convictions of criminal proceedings."


     e. "No - such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."


Item 3.  Source and Amount of Funds or Other Consideration.

     "The shares in respect of which this filing is made were acquired by the Estate of Sigfried Weis on his death; no funds or other consideration was involved."


Item 4.  Purpose of Transaction.

     "The shares are held by the Estate of Sigfried Weis pending disposition to a trust in accordance with the terms of his will. The executrices have no plans or proposals relating to the acquisition of additional securities, or any change in control or other transaction involving the issuer."


Item 5.  Interest in Securities of the Issuer.

     "The four executrices share voting and dispositive power over 2,633,195 of shares held by the Estate of Sigfried Weis. The Estate acquired the shares on Mr. Weis' death on June 11, 1995 and the executrices qualified as such under local law on June 23, 1995."

     "Pursuant to Rule 13d-4, the Estate expressly disclaims any beneficial interest in shares which are owned by the executrices in their own right, and as to which they do not act as a group."


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     "There are no agreements or arrangements among the executrices or between them on behalf of the Estate and any other person."


Item 7.  Material to be Filed as Exhibits.

     "No exhibits are required to be filed with this form."


                                      ____________________________________
                                                (Signature)

                                      ________Janet C. Weis, Executrix_____


                                      _____________________________________
                                                 (Signature)

                                      _____Ellen Weis Goldstein, Executrix__


                                      ______________________________________
                                                 (Signature)

                                      ______Nancy Weis Wender, Executrix____


                                      ______________________________________
                                                 (Signature)

                                      _______Susan Weis Mindel, Executrix___